Exhibit 7.1

Santander UK plc

Computation of Ratio of Earnings to Fixed Charges

(i) Excluding interest on retail deposits

	Year ended December 31
	2013 £m	2012 £m	2011 £m	2010 £m	2009 £m

Profit on continuing operations before tax	1,139	1,147	1,214	2,125	1,690

Fixed charges: interest expense (B) (1)	1,549	1,774	1,067	809	1,650

Earnings before taxes and fixed charges (A)	2,688	2,921	2,281	2,934	3,340

Ratio of earnings to fixed charges (A/B)	174	165	214	363	202

(ii) Including interest on retail deposits

	Year ended December 31
	2013 £m	2012 £m	2011 £m	2010 £m	2009 £m

Profit on continuing operations before tax	1,139	1,147	1,214	2,125	1,690

Fixed charges: interest expense (B) (1)	4,207	4,698	3,778	3,233	3,906

Earnings before taxes and fixed charges (A)	5,346	5,845	4,992	5,358	5,596

Ratio of earnings to fixed charges (A/B)	127	124	132	166	143

Note:

(1)	Includes the amortisation of discounts and premiums on debt securities in issue.